Exhibit 23.2
CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-235449) and Form S-8 (Nos. 333-220055 and 333-239427) of our report dated March 28, 2022, (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), with respect to the consolidated financial statements of Chief1 Holdings, LLC, and Subsidiaries (the “Company”) as of December 31, 2021, and for the year then ended, which report appears in the Form 10-K/A of Sabra Health Care REIT, Inc. dated March 30, 2022.

/s/ Mayer Hoffman McCann P.C.
Plymouth Meeting, Pennsylvania
March 30, 2022